

SECURITIES 07008366 ON
W


SEC MAIL
PROCESSING
RECEIVED
DEC 2 8 2007
WASH. D.C.
210
SECTION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 36747 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/2006 (MM/DD/YY) AND ENDING 10/31/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**TD Securities (USA) LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**31 West 52nd Street**
(No. and Street)

| NEW YORK, | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(212)
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| 5 Times Square | New York | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 17 2008
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Peter Stroud, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TD Securities (USA) LLC, as of October 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN KRAUS
Notary Public, State of New York
No. 31-4920571
Qualified in New York County
Commission Expires Feb. 16, 2010



Signature

Vice President & Director
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

TD Securities (USA) LLC

October 31, 2007
with Report of Independent Registered Public Accounting Firm

TD Securities (USA) LLC

Consolidated Statement of Financial Condition

October 31, 2007

## Contents

ERNST & YOUNG

- Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

- Phone: (212) 773-3000
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors of
TD Securities (USA) LLC

We have audited the accompanying consolidated statement of financial condition of TD Securities (USA) LLC (the "Company") as of October 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of TD Securities (USA) LLC at October 31, 2007, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. As discussed in Note 13 to the consolidated statement of financial condition, stockholder's equity as of November 1, 2006 has been restated.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of TD Securities (USA) LLC at October 31, 2007, in conformity with U.S. generally accepted accounting principles.



December 14, 2007

# TD Securities (USA) LLC

## Consolidated Statement of Financial Condition

October 31, 2007
*(Dollars in thousands)*

| | |
|---|---|
| **Assets** | |
| Cash | $ 54,726 |
| Securities deposited in special reserve bank account for the exclusive benefit of customers | 9,794 |
| Receivable from brokers, dealers, and clearing organizations | 89,454 |
| Receivable from affiliates | 21,209 |
| Securities and other financial instruments owned, at fair value | 5,317,595 |
| Securities owned, pledged to creditors or clearing brokers, at fair value | 751,663 |
| Securities purchased under agreements to resell | 2,230,881 |
| Securities borrowed | 1,507,587 |
| Fixed assets (net of accumulated depreciation of $19,375) | 13,782 |
| Deferred tax asset | 22,043 |
| Taxes Receivable | 10,322 |
| Other assets | 19,475 |
| | $ 10,048,531 |
| **Liabilities and stockholder's equity** | |
| Bank loan payable to affiliates | $ 4,335,521 |
| Payable to brokers, dealers, and clearing organizations | 97,976 |
| Securities sold under agreements to repurchase | 4,084,494 |
| Securities sold, but not yet purchased, at market | 129,049 |
| Accrued expenses and other liabilities | 129,185 |
| | 8,776,225 |
| Liabilities subordinated to claims of general creditors | 1,085,000 |
| **Stockholder's equity** | 187,306 |
| Total liabilities and stockholder's equity | $ 10,048,531 |

*See accompanying notes.*

TD Securities (USA) LLC

Notes to Consolidated Statement of Financial Condition

October 31, 2007

## 1. Organization and Basis of Presentation

TD Securities (USA) LLC ("TDSL") is a wholly-owned subsidiary of Toronto Dominion Holdings II Inc. (the "Parent"), a wholly-owned subsidiary of Toronto Dominion Holdings (USA) Inc., which is wholly-owned subsidiary of The Toronto-Dominion Bank (the "Bank").

The Consolidated financial statements include the accounts of TDSL and its wholly owned subsidiary, TD Professional Execution, Inc. ("TDPE", collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

TDSL operates as a broker-dealer in U.S. debt, corporate debt, equity and money market securities. TDSL also acts as principal and an agent in the underwriting, distribution and private placement of debt and equity securities and other financial instruments. TDSL is registered with the Financial Industry Regulatory Authority ("FINRA"),.

ADP Clearing and Outsourcing Services, Inc. and Goldman Sachs and Co. both U.S. broker-dealers, act as clearing agents for the majority of TDSL's trading activities. Additionally, TDSL clears certain fixed income securities through the Bank and The Bank of New York.

TDPE operates as a broker-dealer in U.S. options. TDPE's primary business function is executing equities and equity option trading transactions on behalf of other broker dealers including affiliates. TDPE is registered with the Chicago Board of Options Exchange ("CBOE") and is a member of the FINRA.

The Consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the Consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

## 2. Summary of Significant Accounting Policies

### Resale and Repurchase agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), which are treated as financing transactions and are collateralized primarily by U.S. Treasury securities, are carried at their contractual amounts, plus accrued interest. When specific conditions are met, including the

## 2. Summary of Significant Accounting Policies (continued)

existence of a legally enforceable master netting agreement, balances relating to resale and repurchase agreements are netted by counterparty on the Consolidated Statement of Financial Condition.

In the normal course of business, the Company obtains securities under resale and securities borrowed agreements on terms that permit it to repledge or resell the securities to others. At October 31, 2007, the Company obtained and had available securities with a fair value of approximately $4.9 billion on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales. On the Consolidated Statement of Financial Condition, such amounts are reported net of approximately $1.2 billion of principal balances pursuant to legally enforceable master netting agreements

### Securities-Lending and Borrowing Activities

Securities borrowed and loaned, generally collateralized by cash, are treated as collateralized financing transactions (except where letters of credit or other securities are used as collateral) and are recorded at the amount of collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Counterparties are principally other brokers and dealers and financial institutions.

### Securities Transactions

Securities and other financial instruments transactions as well as related revenues and expenses are recorded on a trade date basis. All such securities and other financial instruments are carried at fair value on the Consolidated Statement of Financial Condition. Fair value is generally based upon quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments.

All assets and liabilities of the Company which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" are carried at amounts which approximate their fair value.

## 2. Summary of Significant Accounting Policies (continued)

### Derivative Financial Instruments

Derivatives are financial instruments, which include options, futures, and forward contracts, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties and relate specifically to forward contracts. The Company records its derivative activities at fair value in securities owned in the statement of financial condition and unrealized gains and losses are recognized in net gain from principal transactions in securities in the statement of operations.

The Company enters into transactions in option, futures, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities.

The Company also uses derivatives to hedge the interest rate and currency exposure on certain loans from its affiliate and market exposure on certain compensation liabilities. The company uses fair value hedges to convert a substantial portion of its fixed-rate debt to floating interest rates.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations. Generally, securities transactions settle within three business days after trade date.

### Investment Banking

Private placement and syndication fees are recorded at the time the placement or syndication is completed. Underwriting fees are recorded when underwritten securities are brought to market.

### Depreciation

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over estimated useful lives of three to fifteen years.

**2. Summary of Significant Accounting Policies (continued)**

**Income Taxes**

The Company, its Parent, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, Toronto Dominion Holdings (USA), Inc. arranges for the payment of U.S. federal income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from Toronto Dominion Holdings (USA), Inc. based upon its U.S. federal tax liability calculated as if it were to file a separate tax return. Since the TDSL is treated as a disregarded entity for tax purposes, TDSL files a state and local income tax return with its Parent. TDPE files a combined state & local tax return with its Parent.

**3. Recently Issued Accounting Standards**

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes,* to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of November 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. The Company does not expect that the adoption of FIN 48 will have a significant impact on the Company's financial position and results of operation.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently evaluating the potential impact of the adoption of SFAS No. 157 on its financial position, results of operations and cash flows.

**3. Recently Issued Accounting Standards (continued)**

In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, "postretirement benefit plans") to recognize the funded status of their postretirement benefit plans in the statement of financial condition, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial condition, and provide additional disclosures. On October 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 at October 31, 2007 has been included in the accompanying consolidated financial statements. SFAS 158's provisions regarding the change in the measurement date of postretirement benefit plans are not applicable as the Company already uses a measurement date of October 31 for its pension plan. See Note 7 for further discussion of the effect of adopting SFAS 158 on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new guidance is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact of the adoption of SFAS No. 159 on its financial position and results of operations.

## 4. Securities and Other Financial Instruments Owned and Securities Sold, Not Yet Purchased

Securities and other financial instruments owned, including those pledged to creditors or clearing brokers and securities held in special reserve account for the exclusive benefit of customers, and securities sold but not yet purchased at October 31, 2007, consist of the following at fair value:

| | Owned | Sold, but Not Yet Purchased |
|---|---|---|
| | *(Dollars in thousands)* | |
| U.S. Government Bonds | $ 21,177 | $ 29,159 |
| U.S. Corporate and Convertible Bonds | 651,528 | 5,215 |
| U.S. Common and Preferred Shares | 4,904,722 | 75,264 |
| Exchange Traded Equity Options | 32,245 | 18,321 |
| Commodities | 468,843 | – |
| Over the Counter Derivative Contracts | 537 | 1,090 |
| | $ 6,079,052 | $129,049 |

Securities owned, pledged to creditors or clearing brokers, represent proprietary positions, which have been pledged as collateral to counterparties or to clearing brokers. Such collateral is pledged on terms that permit the counterparty or clearing broker to sell or repledge the securities to others subject to certain limitations.

## 5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations, at October 31, 2007 consist of:

| | Receivable | Payable |
|---|---|---|
| | *(Dollars in thousands)* | |
| Securities failed-to-deliver/receive | $ 9,450 | $ 9,440 |
| Receivable from/payable to clearing brokers | 80,004 | 88,536 |
| | $ 89,454 | $ 97,976 |

**5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations (continued)**

These amounts arise from securities transactions executed for customers or the proprietary trades of the Company. The Company may be exposed to settlement risk associated with these transactions in the event its clearing agents or customers are unable to satisfy their contracted obligations.

**6. Related Party Transactions**

The Company maintains demand deposit bank accounts with the Bank. At October 31, 2007, the balances in these bank accounts totaled approximately $24.4 million.

In the normal course of business, the Company trades securities with the Bank and its affiliates. As of October 31, 2007, the Company has a payable of approximately $392.8 million owed from its affiliates for related trading activity.

Additionally, the Company earned commissions related to equity agency trading introduced to the Company by an affiliated company, TD Securities, Inc., which are included in security commissions on the Consolidated Statement of Operations. There no amounts due from this affiliate at year end.

The Company has incurred certain distribution expenses charged by the Bank and affiliates of the Company. There no amounts due to the Bank and/or affiliates at year end.

The Company acts as an agent on behalf of the Bank and its subsidiaries in connection with asset management related to proprietary trading activities and the distribution of certain financial instruments. The Company also syndicates loans which the Bank and its subsidiaries participate in and performs financing transactions with affiliates. In connection with such asset management and loan origination and syndication activities, the Company accrued approximately $9.4 million of commission and fees which are reflected as receivable from affiliates on the Consolidated Statement of Financial Condition.

**6. Related Party Transactions (continued)**

During the year the company entered into certain repurchase and resale agreements with the Bank. At October 31, 2007, the aggregate fair values of such securities sold under agreements to repurchase and the securities purchased under agreements to resell, including accrued interest, were approximately $2,805.8 million and $1,204.3 million respectively.

Furthermore, the aggregate contract values of such securities sold under agreements to repurchase and of such securities purchased under agreements to resell, including accrued interest, were approximately $2,842.2 million and $1,195.3 million respectively. During 2007, the Company was charged interest by the Bank for securities sold under agreements to repurchase arrangements and earned interest from the Bank for securities purchased under agreements to resell arrangements. These are included in interest and dividends in revenues and expenses on the consolidated statement of operations.

The Company has an existing $5.0 billion unsecured line of credit agreement with TD Holdings, of which $.7 billion is drawn as of October 31, 2007. Loans drawn under the line of credit bear interest at current money market rates. Included in accrued expenses and other liabilities as of October 31, 2007 is approximately of $0.1 million off interest payable to TD Holdings for such loans.

In addition the Company has an additional $3.6 billion payable to TD Delaware included in the Bank loan payable to affiliate related to funding activities for operations of the company. The Company hedged approximately $3.3 billion of the above notes with derivatives.

**7. Employee Benefit Plans**

The Bank has a noncontributory defined benefit pension plan (the "Plan") which covers full-time employees of the Company, TD Equity Options ("TDEO"; a subsidiary of the Bank) and the Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation and other factors, is currently being funded through a trust (the "Trust") established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

The Bank also provides postretirement medical, dental, and life insurance (the "Postretirement Plan"), which covers full-time employees of the Company, TDEO and the Bank upon reaching normal retirement age.

**7. Employee Benefit Plans (continued)**

The following tables set forth the financial position of the Plan and the Postretirement Plan at October 31, 2007. Change in benefit obligations and reconciliation of funded status represent the obligations of the Company related to the Plan and the Postretirement Plan.

Change in plan assets represent assets of the Plan and are for the benefit of employees of both the Bank and the Company.

| | Year ended October 31, 2007 | |
|---|---|---|
| | Pension Benefit Plan | Postretirement Benefit Plan |
| | *(Dollars in thousands)* | |
| **Change in projected benefit obligation** | | |
| Projected benefit obligation at beginning of year | $21,289 | $10,278 |
| Service cost | 1,043 | 366 |
| Interest cost | 1,250 | 588 |
| Actuarial losses (gains) | (1,037) | 8 |
| Benefits paid | (291) | (252) |
| Projected benefit obligation at end of year | $22,254 | $10,988 |
| **Change in plan assets** | | |
| Fair value of plan assets at beginning of year | $14,491 | $ – |
| Actual return on plan assets | 1,809 | – |
| Company contributions | 1,667 | – |
| Benefits paid | (274) | – |
| Fair value of plan assets at end of year | $17,693 | $ – |

Plan assets as of October 31, 2007 and the actual return on investments during fiscal 2007 were allocated between the Company and the Bank in proportion to their projected benefit obligation as of October 31, 2007. In addition, the Company was allocated a portion of the plans' actuarial gains (losses) in proportion to the expected returns and benefit payments were allocated in proportion to the expected benefits payments.

**7. Employee Benefit Plans (continued)**

The allocated accumulated benefit obligation (in '000) at October 31, 2007 is $18,354.

| **Weighted-average assumptions as of October 31, 2007** | | |
|---|---|---|
| Discount rate | 5.90% | 5.80% |
| Expected return on plan assets | 7.25% | – |
| Rate of compensation increase | 4.50% | 4.50% |

The pension plan assets are held in Trust. Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the plan and balancing risk and return. The plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations. Plan assets within the Trust consist principally of balanced mutual funds of stocks and bonds.

There were no changes in the actuarial cost methods from the previous valuation. The remaining prior service cost is being amortized over sixteen years. Gains and losses are being amortized using the corridor method.

There are no expected employer contributions for the next fiscal year. The expected benefit payments are as follows for fiscal year ending in:
*(Dollars in thousands)*

| | |
|---|---|
| 2008 | $ 285 |
| 2009 | 294 |
| 2010 | 322 |
| 2011 | 373 |
| 2012 | 459 |
| Next five years | 3,681 |

For measurement purposes, a 10% annual rate of increase in the per capita cost of health care benefits was assumed for the year 2006-2007. The rate is assumed to decrease gradually to 5.0% for 2013-2014 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan.

**7. Employee Benefit Plans (continued)**

A one-percentage point change in assumed health care cost trend rates would have the following effects:

| | One-Percentage Point Increase | One-Percentage Point Decrease |
|---|---|---|
| | *(Dollars in thousands)* | |
| Effect on total of service and interest cost components for year ended October 31, 2007 | $ 263 | $ (205) |
| Effect on postretirement benefit obligation | 3,387 | (1,722) |

The Bank also has a defined contribution retirement plan (401(k) savings plan) covering most of the employees of the Company, TDEO and the Bank.

The incremental effects of adopting the provisions of SFAS 158 on the Company's consolidated statement of financial condition and consolidated statement of operations for the fiscal year ended October 31, 2007 are presented in the table below. Had the Company not been required to adopt SFAS 158 at October 31, 2007, it would have recognized an additional minimum liability pursuant to the provisions of SFAS 87.

The effect of recognizing the additional minimum liability is included in table the below.
*(Dollars in thousands)*

| | Before Adoption of SFAS 158 | Adopting SFAS 158 | After Adoption of SFAS 158 |
|---|---|---|---|
| Accrued pension and post retirement liability | $ 12,000 | $ 5,971 | $ 17,971 |

The impact of adopting FAS 158 is approximately $6.0 million at October 31, 2007 is recognized in the accompanying consolidated statement of financial condition in accrued expense and other liabilities.

**8. Subordinated Loans**

The Company owes its Parent the following amounts pursuant to subordination agreements approved by the FINRA:

| Amount | Maturity | Rate |
|---|---|---|
| $ 25,000,000 | 06/30/10 | 1-month LIBOR + 1/8 of 1% |
| 335,000,000 | 09/30/09 | 1-month LIBOR + 1/8 of 1% |
| 225,000,000 | 05/31/10 | 1-month LIBOR + 1/8 of 1% |
| 500,000,000 | 05/31/10 | 1-month LIBOR + 1/8 of 1% |

The loan is subordinated to claims of general creditors and is included by the Company for purposes of computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Included in accrued expenses and other liabilities as of October 31, 2007 is approximately $0.15 million of interest payable to the Parent for such subordinated loans.

**9. Income Taxes**

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of FASB Statement No. 109 (FAS 109), "Accounting for Income Taxes."

The Company recognizes the federal, state and local deferred taxes associated with such temporary differences. The net deferred tax asset consists of deferred compensation, amortization and other temporary items. The Company has not recorded an associated valuation allowance with respect to these temporary differences because management believes it is more likely than not that the company will realize the deferred tax asset. However the company has recorded a valuation allowance associated with the foreign tax credit carryover of $2.8 million for which management believes it is more likely than not that the company will not realize this deferred tax asset.

**9. Income Taxes (continued)**

The difference between the Company's effective income tax rate and the federal statutory tax rate is primarily due to state and local taxes and the valuation allowance associated with the foreign tax credit carry forward.

**10. Regulatory Requirements**

As a registered broker-dealer and member of the FINRA, TDSL is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC") and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $1,000,000 or 2% of aggregate debit items, as defined.

At October 31, 2007, the TDSL's net capital, as defined, was approximately $668.4 million, which exceeded the minimum requirement by approximately $667.4 million. The percentage of net capital to aggregate debit items was 6,969%.

As of October 31, 2007, U.S. Treasury securities with a market value of approximately $9.8 million have been segregated in a special reserve bank account for the exclusive benefit of customers, in accordance with Rule 15c3-3 of the SEC.

TDPE, as a registered broker of CBOE, is subject to Uniform Net Capital Rule of the SEC and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit items, as defined. At October 31, 2007, TDPE's net capital, as defined, was approximately $8.1 million, which exceeded the minimum requirement by approximately $7.9 million.

**11. Off-Balance Sheet Risk and Concentration of Credit Risk**

In the normal course of business, the Company's activities involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company enters into off-balance sheet transactions in relation to its proprietary trading activities to reduce its exposure to market risk.

**11. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)**

Transactions include the sale and purchase of exchange traded options and futures contracts and other agreements to exchange payments based on a gross contractual amount.

Off-balance sheet contracts are valued at fair value and the related profit or loss is reflected in net gain from principal transactions in securities on the consolidated statement of operations. The Company monitors its positions continuously to reduce the risk of future loss due to changes in market value of its financial instruments or failure of counterparties to perform.

Transactions in futures contracts are conducted through regulated exchanges which have margin requirements, and are settled in cash on a daily basis for the net gain or loss, thereby minimizing credit risk.

The Company's financing activities require that it accept and pledge securities as collateral for secured financing such as securities purchased under agreements to resell and securities sold under agreements to repurchase. The Company monitors the market value of such collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists.

In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

The Company conducts business with banks and other brokers and dealers located primarily in the New York metropolitan area and Canada on behalf of its customers and for its own account. The Company's customer base and trade counterparties are located primarily in the United States and Canada.

Securities sold but not yet purchased represent obligations to purchase specified securities at a contracted price. Accordingly, these transactions may result in unrecorded market risk, as the Company's obligation to purchase these securities in the market may exceed the amount recognized in the statement of financial condition.

Each of the Company's clearing brokers extends credit to the Company, based upon both the market value and the profile of the securities which each of the clearing brokers holds in a custody arrangement for the Company.

## 12. Commitments and Contingencies

The Company leases office space under a non-cancelable operating lease that expires in the year 2021, with provision for renewal. Rental payments may be adjusted for increases in operating expenses and real estate taxes.

Future minimum payments under the Company's lease as of October 31, 2007 are as follows: (Dollars in thousands)

| | Future Minimum Payments |
|---|---|
| 2008 | $ 4,996 |
| 2009 | 4,996 |
| 2010 | 4,996 |
| 2011 | 5,227 |
| 2012 | 5,458 |
| Thereafter | 48,708 |
| Total | $ 74,381 |

In the normal course of its business, the Company has been named a defendant in a number of lawsuits and other legal proceedings. After considering all relevant facts, available insurance coverage and the advice of counsel, in the opinion of the Company such litigation will not, in the aggregate, have a material adverse effect on the Company's consolidated financial position, but may be material to the Company's operating results for any particular period, depending on the level of income for such period.

It should be noted that the Company has also been named in legal actions in regard to Enron related matters to which the Company, the Bank and other Bank subsidiaries are a party. In 2006, the Bank paid approximately $130 million in settlement for the Enron bankruptcy related claims on behalf of Bank and all of its subsidiaries including the company. At October 31, 2007, the Bank had additional contingent litigation reserves for other Enron-related claims in the amount of $413 million.

**12. Commitments and Contingencies (continued)**

No amount is accrued in these financial statements as Bank management currently believes that if any amount is ultimately paid in connection with these matters, such payment will be made by the Bank on behalf of the named subsidiaries. While it is possible that additional reserves above the current levels accrued at the Bank could be required, any additional amount cannot be reasonably determined at this time.

**13. Prior period adjustments**

The Company had prior period adjustments of approximately $12.9 million, net of taxes. Adjustments of approximately $16.8 million, net of the associated tax benefit of approximately $6.9 million, relate to a revenue sharing agreement between the Company and one of its Canadian affiliates. Also included in this prior period adjustment is approximately $3.0 million of tax adjustments related to prior years.

END